Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 21, 2025, The Nasdaq Stock Market (the "Exchange") received from Themes ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Leverage Shares 2X Long PLTR Daily ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]